Exhibit 99.2

PRESS RELEASE

This is a press release issued by Teleperformance SE (“Teleperformance”) pursuant to the provisions of Section 10, Paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the “Decree”) in connection with the public offer (the “Offer”) by Teleperformance for all the issued and outstanding ordinary shares in the capital of Majorel Group Luxembourg S.A. (“Majorel”) (the “Shares”, and each holder of such Shares, a “Shareholder”). This press release does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Teleperformance or Majorel. Any offer will be made only by means of an offer memorandum (the “Offer Memorandum”) approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”), the Amendment to the Universal Registration Document (as defined below) and the Exemption Document (as defined below), which are available as of today, and subject to the restrictions set forth therein. This press release is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, in any jurisdiction in which such release, publication or distribution would be unlawful.

TELEPERFORMANCE LAUNCHES VOLUNTARY PUBLIC CASH AND EXCHANGE OFFER FOR ALL MAJOREL SHARES

Paris, France – 11 August 2023

Transaction highlights

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Voluntary public cash and exchange offer by Teleperformance for all issued and outstanding shares in Majorel at an offer price in cash of EUR 30.00 per Share (ex the 2022 Dividend Distribution and cum any Additional Distribution (each as defined below)) (the “Cash Consideration”). Shareholders can alternatively elect to receive for each Share shares in Teleperformance (the “TP Shares”) at an exchange ratio of 30/217 (ex the 2022 Dividend Distribution and cum any Additional Distribution) (the “Share Consideration”, and together with the Cash Consideration, the “Offer Consideration”). A maximum of 4,608,295 TP Shares is available for issue under the Share Consideration (the “Maximum Consideration Shares”). To the extent that the Share Consideration is oversubscribed by Shareholders, the TP Shares will be allocated among the Shareholders that elected the Share Consideration on a pro rata basis according to the number of Shares tendered by such Shareholders in respect of which a valid election to receive the Share Consideration has been made. In respect of the Shares that cannot be exchanged for TP Shares, such Shareholders will receive the corresponding Cash Consideration

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The Cash Consideration represents a premium of approximately 43.2% to the Majorel closing share price on 25 April 2023, a premium of approximately 50.0% to the one-month volume-weighted average closing price and a premium of approximately 45.6% to the three-month volume-weighted average closing price. The Share Consideration implies a premium of approximately 34.4% to the Majorel closing share price on 25 April 2023, a premium of approximately 48.2% to the one-month volume-weighted average closing price and a premium of approximately 57.1% to the three-month volume-weighted average closing price

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Initial offer period runs from 14 August 2023 at 09:00 hours CET to 20 October 2023 at 17:40 hours CET (the “Offer Period”), and may be extended in accordance with the Decree. Teleperformance will announce a post-acceptance period of two weeks if the Offer is declared unconditional (the “Post-Acceptance Period”). Completion of the Offer is expected in Q4 2023, subject to Antitrust Clearances (as defined below)

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The Offer is subject to obtaining the required clearances (the “Clearances”) from the relevant antitrust authorities (the “Antitrust Authorities”), which process is ongoing. The Offer is not conditional on a minimum acceptance threshold

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Bertelsmann Luxembourg S.à r.l. (“Bertelsmann”), Saham Customer Relationship Investments Limited and Saham Outsourcing Luxembourg S.à r.l. (together, “Saham”), together representing 78.98% of the issued and outstanding share capital of Majorel, have agreed to irrevocable undertakings with Teleperformance to tender all their Shares to the Offer and to elect, for all such Shares, to receive the Share Consideration

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In the event that Teleperformance declares the Offer unconditional, Shareholders who have validly tendered their Shares will receive on the First Settlement Date (as defined below) the Cash Consideration in respect of each Tendered Share tendered against the Cash Consideration. Shareholders who have elected to receive the Share Consideration for all or part of their Shares either during the initial offer period or during the Post-Acceptance Period, will receive the Share Consideration for such Shares (and the corresponding Cash Consideration for the Shares that cannot be exchanged for TP Shares due to oversubscription on the Share Consideration due to the Maximum Consideration Shares) on the Second Settlement Date (as defined below). Shareholders who tender their Shares during the Post-Acceptance Period against the Cash Consideration will also receive the Cash Consideration in respect of such Shares on the Second Settlement Date

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It is the intention of Teleperformance to ultimately acquire 100% of the Shares or assets and operations of Majorel. If Teleperformance holds at least 95% of the capital and voting rights in Majorel following the Second Settlement Date, it may implement a squeeze-out for the remaining Shares. If Teleperformance does not reach this 95% threshold, Teleperformance may implement post-settlement restructuring measures (the “Post-Settlement Restructuring”). Furthermore, Teleperformance may seek to procure the delisting of the Shares from Euronext Amsterdam

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The Majorel management board (the “Management Board”) and the Majorel supervisory board (the “Supervisory Board”, and together with the Management Board, the “Company Boards”) have welcomed the Offer and will publish a position statement setting out their recommendation of the Offer on the same day as this press release (the “Position Statement”)

With reference to the publication of the Offer Memorandum today, Teleperformance announces that it is making a voluntary public cash and exchange offer for all issued and outstanding shares in the capital of Majorel at an offer price of EUR 30.00 per Share (ex the 2022 Dividend Distribution and cum any Additional Distribution), and that Shareholders can alternatively elect to receive TP Shares at an exchange ratio of 30/217 for each Majorel share (ex the 2022 Dividend Distribution and cum any Additional Distribution) (the “Exchange Ratio”), up to the Maximum Consideration Shares. The initial offer period runs from 14 August 2023 until and including 20 October 2023 and may be extended in accordance with the Decree. Completion of the Offer is expected for Q4 2023, subject to Antitrust Clearances. Terms not defined in this press release will have the meaning as set forth in the Offer Memorandum.

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The Offer

The Offer is made on the terms and subject to the conditions and restrictions set forth in the Offer Memorandum. Shareholders who have validly tendered (or defectively tendered, provided that such defect has been waived by Teleperformance), have not validly withdrawn their Shares, and have transferred their Shares to Teleperformance prior to or on the Closing Date (as defined below) (each of these Shares, a “Tendered Share”) will receive the Cash Consideration in consideration of each Tendered Share. Alternatively, a Shareholder may elect to receive the Share Consideration in respect of each Share as set out in Section 5.2 (Offer Consideration) of the Offer Memorandum.

The Offer Consideration is ‘ex dividend’ for the dividend declared for the financial year 2022 in the amount of EUR 68 million (the “2022 Dividend Distribution”) and ‘cum dividend’ for any other distribution on the Shares on or after the date of the Offer Memorandum (an “Additional Distribution”). In the event Majorel declares any Additional Distribution whereby the record date for entitlement to such distribution is on or prior to the Second Settlement Date, then (i) the Cash Consideration will be decreased by the full pre-tax amount of any such Additional Distribution made by Majorel in respect of each Share, and (ii) the Share Consideration shall be adjusted by amending the Exchange Ratio to: (30 minus the Additional Distribution Amount) / 217.

In the event that any distribution is declared by Teleperformance on its shares on or after the date of the Offer Memorandum, whereby the record date for entitlement to such distribution is on or prior to the Second Settlement Date, the Exchange Ratio shall be adjusted to: 30 / (217 minus the amount of such distribution before any applicable withholding tax). At the date of this press release, no distributions are envisaged by Majorel or Teleperformance.

The Offer values 100% of the Shares at EUR 3 billion. In its initial announcement on the Offer dated 26 April 2023, Teleperformance confirmed that sufficient financing is in place to complete the Offer. Teleperformance will fund the Cash Consideration of the Offer through a bridge loan initially underwritten by BNP Paribas SA, Crédit Agricole Corporate and Investment Bank SA and Société Générale SA for a total amount of EUR 2.05 billion under a facilities agreement dated 17 May 2023. The bridge loan has been partially refinanced through a term loan of EUR 600 million from a consortium of reputable banks, led by BNP Paribas SA, Crédit Agricole Corporate and Investment Bank SA and Société Générale SA. Teleperformance plans to refinance the EUR 1.45 billion remaining bridge loan by bonds issues. The bridge loan and the term loan are not subject to any guarantee or financial covenant and are subject to limited terms and conditions customary for loans provided on a certain funds basis.

Rationale

The combination between Teleperformance and Majorel will create a EUR 10.2 billion revenue (based on the year 2022) digital business services organisation with a strong presence in all major economies of the world. The combination will benefit from the complementary capabilities in a number of geographies, enhancing Teleperformance’s strength in servicing the Americas, while being complemented by Majorel’s strength in Europe, and a scaled up presence in Asia-Pacific and Africa. Furthermore, material synergies are expected in the range of EUR 100-150 million per year, through higher efficiencies, increased scale, enhanced potential for new product development, and sharing of best practices.

The intent of Teleperformance is to continue the business expansion by cross-fertilization of existing clients of Teleperformance and Majorel either on products or on geographies. In addition, the intent of Teleperformance is to continue developing new products for Majorel’s client portfolio, in particular in artificial intelligence and digital. Further information can be found in Section 6.2 (Rationale for the Transaction) of the Offer Memorandum.

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Position Statement and Fairness Opinion

The Company Boards have welcomed the Offer at the time of the initial announcement and will publish its Position Statement setting out a recommendation of the Offer, subject to the fiduciary duties of the Company Boards. Such recommendation is based on a fairness opinion (the “Fairness Opinion”) rendered by Joh. Berenberg, Gossler & Co. KG. The Management Board Members intend to tender the Shares they hold in the Offer and to receive the Cash Consideration.

Irrevocable undertakings of Bertelsmann and Saham

Bertelsmann holds 39,490,644 Shares, representing 39.49% of Majorel’s issued and outstanding share capital. Saham holds 37,790,644 Shares and controls 1,700,000 Shares, representing 39.49% of Majorel’s issued and outstanding share capital. Bertelsmann and Saham have each entered into an irrevocable undertaking with Teleperformance to (i) tender all their Shares under the Offer, (ii) elect the Share Consideration for all such Shares, and (iii) support the Offer in accordance with the terms of the irrevocable undertaking. Since Bertelsmann and Saham irrevocably undertook to elect the Share Consideration for all their Shares, the Share Consideration is expected to be oversubscribed due to the absolute number of Maximum Consideration Shares so that all Shareholders that elect the Share Consideration (including Bertelsmann and Saham) will receive both TP Shares and cash. Bertelsmann and Saham have also agreed to a staggered lock-up period for the TP Shares that they will receive.

Bertelsmann and Saham will tender their Shares under the same terms and conditions as the other Shareholders. Bertelsmann and Saham did not receive any information that is relevant for Shareholders when assessing the Offer that is not included in the Offer Memorandum. Further details of the agreement between Teleperformance with Bertelsmann and Saham are included in Section 6.10 (Irrevocable undertakings of Bertelsmann and Saham) of the Offer Memorandum.

Governance of Majorel post-settlement

Majorel will maintain a two-tier governance structure following the Second Settlement Date consisting of the Management Board and the Supervisory Board until the relevant provisions of Majorel’s articles of association are amended. The five Bertelsmann nominees on the Supervisory Board have indicated that they will resign from their offices as of the Second Settlement Date. The two Saham nominees on the Supervisory Board will remain on the Supervisory Board for the time being, but may resign upon request of Teleperformance. Teleperformance will propose five, or if the two Saham nominees have resigned, seven candidates for appointment to the Supervisory Board.

Governance of Teleperformance post-settlement

There are no amendments envisaged to Teleperformance’s articles of association or its board composition following completion of the Offer.

Employee consultation

Majorel has consulted its employees with regard to the Position Statement in accordance with Articles 6(2) and 10(5) of the Luxembourg Law of 19 May 2006 on public takeover offers in advance of the publication of the Offer Memorandum in order for the Position Statement to be published shortly after the publication of the Offer Memorandum.

At the date of this press release, Teleperformance intends to retain all of Majorel’s employees and it does not envisage any material changes to the employment contracts of these employees. It is not expected that the Offer would have any direct adverse financial or legal consequences on the workforce, employees, working conditions or employment terms and conditions of Majorel.

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Clearances

Teleperformance is responsible for notifying the relevant Antitrust Authorities of the transaction and is responsible for obtaining the Antitrust Clearances in the following jurisdictions: Brazil, China, Colombia, the European Union, Morocco, the Philippines, Saudi Arabia and Turkey. Teleperformance already obtained Clearances in Brazil, China and Colombia and is working on obtaining Clearances from the Antitrust Authorities of the other jurisdictions where Clearances are required. Although the timing is contingent on various factors, the current best estimate for obtaining the required Antitrust Clearances or for the applicable waiting periods or other periods (including extensions thereof) under applicable laws having expired, lapsed or terminated, is Q4 2023. The Antitrust Clearances may however be obtained later. Further information on the Antitrust Clearances can be found in Section 6.8 (Antitrust Clearances condition) of the Offer Memorandum.

Indicative timetable

Expected date and time (All times are CET)	Event
11 August 2023	Publication of the Position Statement by Majorel

14 August 2023, 09:00 hours	Commencement of the Offer Period

20 October 2023, 17:40 hours	“Closing Date” and “Closing Time”: deadline for tendering Shares, unless the Offer is extended in accordance with Article 15 of the Decree

No later than three (3) Business Days after the Closing Date	“Unconditional Date”: the date on which Teleperformance will publicly announce whether the Offer is declared unconditional (gestand wordt gedaan) in accordance with Article 16 of the Decree

No later than five (5) Business Days after the Closing Date	“First Settlement Date”: the date on which, in accordance with the terms and conditions of the Offer, Teleperformance will pay the Cash Consideration for each Tendered Share tendered during the Offer Period against the Cash Consideration

No later than three (3) Business Days after the Unconditional Date	“Post-Acceptance Period”: If the Offer is declared unconditional (gestand wordt gedaan), Teleperformance will publicly announce a Post-Acceptance Period of two (2) weeks, in accordance with Article 17 of the Decree. The Post-Acceptance Period will commence on the first Business Day following the announcement of the Post-Acceptance Period.

No later than five (5) Business Days after the last day of the Post-Acceptance Period	“Second Settlement Date”: the date on which, in accordance with the terms and conditions of the Offer, Teleperformance will pay (i) the Cash Consideration for each Tendered Share tendered during the Post-Acceptance Period against the Cash Consideration and (ii) the Share Consideration together with the corresponding Cash Consideration for the Shares that cannot be exchanged for TP Shares due to oversubscription for the Share Consideration, for each Tendered Share tendered during the Offer Period or the Post-Acceptance Period against the Share Consideration.

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Acceptance by the Shareholders

Shareholders are requested to make their acceptance of the Offer, including their election of the Share Consideration (to the extent applicable), known through their custodian, bank or stockbroker no later than by the Closing Time, being 17:40 hours CET on the Closing Date. The relevant custodian, bank or stockbroker may set an earlier deadline for communication by holders of such Shares in order to permit the custodian, bank or stockbroker to communicate acceptances to ABN AMRO Bank N.V. (the “Settlement Agent”) in a timely manner. Accordingly, a Shareholder should contact its financial intermediary to obtain information about the deadline by which such Shareholder must send instructions to the financial intermediary to accept the Offer and should comply with the dates set by such financial intermediary, as such dates may differ from the dates and times noted in the Offer Memorandum.

The institutions admitted to Euronext Amsterdam (aangesloten instelling) (an “Admitted Institution”) can tender Shares, and elect the Share Consideration in respect of such Shares (if applicable), only to the Settlement Agent and only in writing in accordance with the Offer Memorandum.

Subject to the withdrawal rights set out in the Offer Memorandum, the tendering of Shares in acceptance of the Offer will constitute irrevocable instructions by the relevant Shareholder to the relevant Admitted Institution to (i) block any attempt to transfer such Shares, so that on or before the First Settlement Date or Second Settlement Date, as applicable, no transfer of such Shares can be effected (other than any action required to effect the transfer to Teleperformance), (ii) debit the securities account in which such Shares are held on the First Settlement Date or Second Settlement Date, as applicable, in respect of all such Shares, against payment of the Offer Consideration for such Shares by the Settlement Agent on Teleperformance’s behalf, and (iii) effect the transfer of such Shares to Teleperformance. Further information on the acceptance of the Offer is included in Section 5.3 (Acceptance by Shareholders) of the Offer Memorandum.

Offer Period

The Offer Period will commence on 14 August 2023 at 09:00 hours CET and will expire on 20 October 2023 at 17:40 hours CET (the “Initial Closing Date”), unless the Offer Period is extended in accordance with Article 15 of the Decree and Section 5.6 (Extension of the Offer Period) of the Offer Memorandum.

If the Offer is declared unconditional (gestand wordt gedaan) by Teleperformance, Teleperformance will accept all Tendered Shares not previously validly withdrawn in accordance with the procedures set out in Section 5.3.5 (Withdrawal Rights) of the Offer Memorandum.

Declaring the Offer unconditional

The obligation of Teleperformance to declare the Offer unconditional (gestand doen) is subject to the satisfaction or waiver of the offer conditions set out in Section 6.7 (Offer Conditions, satisfaction and waiver) of the Offer Memorandum (the “Offer Conditions”). The Offer Conditions may be waived by Teleperformance, to the extent permitted by law and the agreement between Teleperformance, Bertelsmann and Saham, as set out in Section 6.7.2 (Waiver of the Offer Conditions) of the Offer Memorandum. If any Offer Condition is waived, Teleperformance will inform the Shareholders as required by law.

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On or before the Unconditional Date, Teleperformance will determine whether or not the Offer Conditions have been satisfied or waived and announce whether the Offer (i) is declared unconditional (gestand wordt gedaan), (ii) will be extended in accordance with Section 5.6 (Extension of the Offer Period) of the Offer Memorandum, or (iii) is terminated as a result of the Offer Conditions not having been satisfied or waived, all in accordance with Article 16 of the Decree.

In the event Teleperformance declares the Offer unconditional (gestand doen), Teleperformance will accept the transfer of all Tendered Shares on the terms of the Offer.

Extension of the Offer Period

If the Offer Condition set out in Section 6.7.1(a) (Clearances) of the Offer Memorandum is not satisfied or waived on the then scheduled Closing Date, Teleperformance will, in accordance with Article 15 of the Decree, extend the Offer Period, provided that (i) the first extension of the Offer Period shall be no less than two (2) weeks and no more than ten (10) weeks, calculated from the Initial Closing Date, and (ii) any subsequent extension shall be subject to receipt of an exemption granted by the AFM and until such time as Teleperformance reasonably believes is necessary to cause the Offer Condition to be satisfied or waived.

If the Offer Period is extended, so that the obligation pursuant to Article 16, Paragraph 1 of the Decree to announce whether the Offer is declared unconditional (gestand wordt gedaan) is postponed, a public announcement to that effect will be made ultimately on the third (3rd) Business Day following the Initial Closing Date in accordance with the provisions of Article 15, Paragraphs 1 and 2 of the Decree. During an extension of the Offer Period, any Shares previously tendered and not validly withdrawn will remain tendered under the Offer, subject to the right of each Shareholder to withdraw the Shares already tendered in accordance with Section 5.3.5 (Withdrawal Rights) of the Offer Memorandum.

First Settlement

In the event that Teleperformance declares the Offer unconditional (gestand doet), Shareholders who have (i) validly tendered (or defectively tendered provided that such defect has been waived by Teleperformance) their Shares, and (ii) not validly withdrawn and have transferred their Shares for acceptance pursuant to the Offer on or prior to the Closing Date, will receive on the First Settlement Date the Cash Consideration in respect of each Tendered Share tendered against the Cash Consideration.

Shareholders who have elected to receive the Share Consideration for all or part of their Shares will receive the Share Consideration for such Shares for which they elected the Share Consideration, and the corresponding Cash Consideration for the Shares that cannot be exchanged for TP Shares due to oversubscription on the Share Consideration, on the Second Settlement Date. Further information on the First Settlement is included in Section 5.7 (First Settlement) of the Offer Memorandum.

Post-Acceptance Period

If Teleperformance declares the Offer unconditional (gestand doen), Teleperformance will, within three (3) Business Days after the Unconditional Date, publicly announce the Post-Acceptance Period of two (2) weeks. During the Post-Acceptance Period, Shareholders that did not tender their Shares during the Offer Period may tender their Shares on the same terms and subject to the same conditions and restrictions as the Offer, including the possibility to elect to receive the Share Consideration for each Tendered Share instead of the Cash Consideration.

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Teleperformance will publicly announce the results of the Post-Acceptance Period, and the total number and total percentage of Shares held by it in accordance with Article 17, Paragraph 4 of the Decree no later than on the third (3rd) Business Day following the last day of the Post-Acceptance Period.

During the Post-Acceptance Period and until the Second Settlement Date, Shareholders have no right to withdraw Shares from the Offer or change their election between the Cash Consideration and the Share Consideration, regardless of whether the Shares have been tendered either during the Offer Period or during the Post-Acceptance Period.

Second Settlement

The Second Settlement will take place with respect to Shares tendered against the Cash Consideration for Shareholders who have (i) validly tendered such Shares during the Post-Acceptance Period (or defectively tendered their Shares provided that such defect has been waived by Teleperformance), and (ii) not validly withdrawn and have transferred such Shares for acceptance pursuant to the Offer on or prior to the end of the Post-Acceptance Period. With respect to Shares tendered against the Share Consideration, the Second Secondment will take place for Shareholders who have (i) validly tendered such Shares during the Offer Period or the Post-Acceptance Period (or defectively tendered their Shares provided that such defect has been waived by Teleperformance), and (ii) not validly withdrawn and have transferred such Shares for acceptance pursuant to the Offer on or prior to the end of the Offer Period or Post-Acceptance Period.

Teleperformance will determine the number of TP Shares to be issued for the payment of the Share Consideration in respect of the Tendered Shares in accordance with Sections 5.2 (Offer Consideration) and 5.9 (Second Settlement) of the Offer Memorandum.

Acquisition of 100%

It is likely that the Offer, if and when it is declared unconditional (gestand wordt gedaan), has implications for the Shareholders who did not tender their Shares. Therefore, Shareholders considering not to tender their Shares under the Offer should carefully review the Sections of the Offer Memorandum that explain the intentions of Teleperformance and/or certain actual or potential implications to which such non-tendering Shareholders will be subject if the First Settlement and Second Settlement occur, such as (but not limited to) Section 6.13 (Consequences of the Offer for non-tendering Shareholders) of the Offer Memorandum.

It is the intention of Teleperformance to ultimately acquire 100% of the Shares and Teleperformance’s willingness to pay the Offer Consideration is predicated on the acquisition of 100% of the Shares or the entirety of Majorel’s assets and operations (including Majorel’s entire business). In light thereof, following the Second Settlement, Teleperformance may choose to implement (or cause to be implemented) certain Post-Settlement Restructurings (as described in more detail in Section 6.13 (Consequences of the Offer for non-tendering Shareholders) of the Offer Memorandum). Teleperformance reserves the right to use any legally permitted method to acquire all of the Shares or full ownership of the Majorel’s business.

If Teleperformance holds at least 95% of the capital and voting rights in Majorel following the Second Settlement, it may implement squeeze-out proceedings to acquire the remaining Shares. If Teleperformance does not reach this 95% threshold immediately after the Second Settlement, Teleperformance will explore any possibility (i) to reach such threshold in the future in order to implement the takeover squeeze-out proceedings or corporate squeeze-out proceedings (as further detailed in Section 6.13.4 (Squeeze-Out) of the Offer Memorandum), or alternatively (ii) to implement any Post-Settlement Restructuring (as further detailed in Section 6.13.6 (Post-Settlement Restructurings) of the Offer Memorandum). With all these measures Teleperformance does not intend to propose a consideration to be paid to, or received by, the Shareholders at financial terms higher than the Offer Consideration, it being specified that such terms could be lower than the Offer Consideration.

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When deliberating and resolving on any squeeze-out proceedings or Post-Settlement Restructuring, due consideration will be given to the requirements of law, including, to the extent applicable, the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), the Decree and the duties of the Company Boards to promote the corporate interest of Majorel, and the interests of all shareholders (including minority shareholders) and other relevant stakeholders, and relevant employee representative bodies’ information and/or consultation requirements.

Liquidity and delisting

The purchase of Shares by Teleperformance pursuant to the Offer will reduce the number of Shareholders and the number of Shares that might otherwise trade publicly. As a result, the size of the free float in Shares may be substantially reduced following the First Settlement and Second Settlement and trading volumes, liquidity and market value of Shares may be adversely affected. Teleperformance does not intend to compensate the Shareholders for such adverse effect by, for example, setting up a liquidity mechanism for the Shares that are not tendered in the Offer.

Furthermore, Teleperformance may initiate any of the procedures set out in Section 6.13 (Consequences of the Offer for non-tendering Shareholders) of the Offer Memorandum following completion of the Offer, which may further adversely affect liquidity and market value of any Shares not tendered.

Teleperformance may, as soon as reasonably practicable after the Second Settlement, seek to procure the delisting of the Shares from Euronext Amsterdam (including the Shares not tendered under the Offer) and the termination of the listing agreement between Majorel and Euronext Amsterdam in relation to the listing of the Shares.

Delisting may be achieved in accordance with applicable (policy) rules of Euronext Amsterdam, but the listing of the Shares on Euronext Amsterdam can also be terminated on the basis of a Post-Settlement Restructuring. In the event that Majorel will no longer be listed and the Shares will no longer be publicly traded, the provisions applicable to the governance of listed companies will no longer apply and the rights of remaining minority Shareholders may be limited to the statutory minimum.

Announcements

Any announcement contemplated by the Offer Memorandum will be issued by means of a press release. Any press release issued by Teleperformance will be made available on the website of Teleperformance (https://www.teleperformance.com/en-us/investors/publications-and-events/acquisition-of-majorel/ ). Any press release issued by Majorel will be made available on the website of Majorel (https://www.majorel.com/explore-majorel/press-releases/).

Offer Memorandum and further information

Digital copies of the Offer Memorandum are available on the website of Teleperformance https://www.teleperformance.com/en-us/investors/publications-and-events/acquisition-of-majorel/ ). Copies of the Offer Memorandum are also available free of charge at the office of the Settlement Agent (ABN AMRO Bank N.V., Gustav Mahlerlaan 10, 1082 PP, Amsterdam).

Today, Teleperformance also published the first amendment to its Universal Registration Document filed with the French Autorité des Marchés Financiers (AMF) on 27 February 2023 (the “Amendment to the Universal Registration Document”) and the exemption document pursuant to article 1 sub 4(f) and 5(e) of the EU Prospectus Regulation (the “Exemption Document”). These documents are published in relation to the TP Shares to be issued and admitted to trading on Euronext Paris as part of the Share Consideration. These documents are available on Teleperformance’s website (https://www.teleperformance.com/en-us/investors/publications-and-events/financial-publications/). These documents have not been approved by the AFM prior to publication.

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Subject to any applicable requirements by law and without limiting the manner in which Teleperformance may choose to make any public announcement, Teleperformance will have no obligation to make any public announcement other than as described above and in the Offer Memorandum.

Teleperformance:

Teleperformance SE

21/25 rue Balzac

75008 Paris

France

The Settlement Agent:

ABN AMRO Bank N.V.

Corporate Broking and Issuer Services HQ7212

Gustav Mahlerlaan 10

1082 PP, Amsterdam

The Netherlands

Advisors:

BNP Paribas SA, Crédit Agricole Corporate and Investment Bank SA and Société Générale SA are acting as financial advisors to Teleperformance.

White & Case LLP, De Brauw Blackstone Westbroek N.V. and Elvinger Hoss Prussen SA are acting as legal advisors to Teleperformance.

Sullivan & Cromwell LLP, Stibbe N.V. and Arendt & Medernach SA are acting as legal advisors to Majorel. Joh. Berenberg, Gossler & Co. KG is acting as financial advisor in connection with the Fairness Opinion.

Disclaimer

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Certain information included in this press release are not historical facts but are forward-looking statements. These forward-looking statements are based on current beliefs, expectations, and assumptions, including, without limitation, assumptions as to the potential combination of Teleperformance with Majorel, and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, or industry results or other events, to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements speak only as of the date of this press release and Teleperformance expressly disclaims any obligation or undertaking to release any update or revisions to any forward-looking statements included in this press release to reflect any change in expectations or any change in events, conditions, or circumstances on which these forward-looking statements are based. Such forward-looking statements are for illustrative purposes only. Forward-looking information and statements are not guarantees of future performance and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Teleperformance. The forward-looking statements included in this press release do not include any assumption for a further significant deterioration in market conditions or the current geopolitical situation. These risks and uncertainties include those discussed or identified under Section 2.1 of the Universal Registration Document of Teleperformance, filed with the French Autorité des Marchés Financiers (AMF) on 27 February 2023, as amended by the Amendment to the Universal Registration Document, and available on the Teleperformance website (www.teleperformance.com) and the AMF website (www.amf-france.org).

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This press release is for information purposes only and does not, and shall not, constitute an offer to sell or a solicitation of an offer to buy or subscribe for any securities of Teleperformance or Majorel nor a solicitation to offer to purchase or to subscribe for securities of Teleperformance or Majorel in any jurisdiction, including in France and the Netherlands. Any offer will be made only by means of the Offer Memorandum.

The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Teleperformance disclaims any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Teleperformance nor any of its advisors assumes any responsibility for any violation of any of these restrictions. Any Majorel shareholder who is in any doubt as to his or her position should consult an appropriate professional advisor without delay.

Notice to US Shareholders

The Offer is being made by Teleperformance, a French company whose shares are listed on Euronext Paris, for the Shares in Majorel, a Luxembourg company whose shares are listed on Euronext Amsterdam, and is subject to Dutch, Luxembourg and French disclosure and procedural requirements, which differ from those of the United States. It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in the Netherlands, France and/or Luxembourg that may be different from those in the United States. The financial information included or referred to herein has been prepared in accordance with non-U.S. accounting standards and, accordingly, may not be comparable to the financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the U.S. U.S. shareholders are referred to Section 3.2 (Information for U.S. shareholders) of the Offer Memorandum.

The Offer is being made in the United States in compliance with, and in reliance on, the exemption provided by Rule 14d-1(c), known as the “Tier I” exemption, under the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or pursuant to an exemption from such registration. The TP Shares to be issued in connection with the settlement of the Offer are not, and will not be, registered under the U.S. Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements.

It may be difficult for U.S. shareholders to enforce their rights and claims arising out of the U.S. federal securities laws, since Teleperformance and Majorel are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. U.S. shareholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

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Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission or other regulatory authority has approved or disapproved the Offer or the TP Shares to be issued in connection with the settlement of the Offer, passed upon the fairness or merits of the Offer or provided an opinion as to the accuracy or completeness of this Offer Memorandum or any other documents regarding the Offer. Any declaration to the contrary constitutes a criminal offence in the United States.

In accordance with standard Dutch practice and pursuant to Rule 14e-5(b) of the U.S. Exchange Act, Teleperformance or its nominees, or its brokers (acting as agents), or affiliates of Teleperformance’s financial advisors, may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases, if any, will be announced by press release in accordance with Article 13 of the Decree and posted on the website of Teleperformance.

ABOUT TELEPERFORMANCE GROUP

Teleperformance (TEP – ISIN: FR0000051807 – Reuters: TEPRF.PA—Bloomberg: TEP FP), a global leader in digital business services, serves as a strategic partner to the world’s largest companies in many industries. It offers a One Office support services model including end-to-end digital solutions, which guarantee successful customer interaction and optimized business processes, anchored in a unique, comprehensive high touch, high tech approach. More than 410,000 employees, based in 91 countries, support billions of connections every year in over 300 languages and 170 markets, in a shared commitment to excellence as part of the “Simpler, Faster, Safer” process. This mission is supported by the use of reliable, flexible, intelligent technological solutions and compliance with the industry’s highest security and quality standards, based on Corporate Social Responsibility excellence. In 2022, Teleperformance reported consolidated revenue of €8,154 million (US$8.6 billion, based on €1 = US$1.05) and net profit of €645 million.

Teleperformance shares are traded on the Euronext Paris market, Compartment A, and are eligible for the deferred settlement service. They are included in the following indices: CAC 40, STOXX 600, S&P Europe 350, MSCI Global Standard and Euronext Tech Leaders. In the area of corporate social responsibility, Teleperformance shares are included in the CAC 40 ESG since September 2022, the Euronext Vigeo Euro 120 index since 2015, the EURO STOXX 50 ESG index since 2020, the MSCI Europe ESG Leaders index since 2019, the FTSE4Good index since 2018 and the S&P Global 1200 ESG index since 2017.

For more information: www.teleperformance.com follow us on Twitter: @teleperformance

Contacts

FINANCIAL ANALYSTS AND INVESTORS Investor relations and financial communication department TELEPERFORMANCE Tel: +33 1 53 83 59 15 investor@teleperformance.com	PRESS RELATIONS Europe Karine Allouis – Laurent Poinsot IMAGE7 Tel: +33 1 53 70 74 70 teleperformance@image7.fr	PRESS RELATIONS Americas and Asia-Pacific Nicole Miller TELEPERFORMANCE Tel: + 1 629-899-0675 nicole.miller@teleperformance.com

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